UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Chief Investment Officer

On August 13, 2025, the Board of Directors (the “Board”) of Top Win International Limited (Nasdaq: SORA), a Cayman Islands exempted company (the “Company”), appointed Mr. Tong Liu (Luke) as the Chief Investment Officer of the Company. Mr. Liu is also a partner at Sora Ventures, a crypto fund focusing on investment into projects and companies with huge upsides, and now on DAT companies in Asia.

Mr. Liu started his career in 2015 at UBS Singapore in derivatives sales and then equities sales and moved to wealth management in 2018. In 2019, Mr. Liu joined Equities First as an executive director, covering the Greater China sector. In 2025, Mr. Liu joined Sora Ventures as a partner. Mr. Liu graduated from University College London and holds an MEng. There are no family relationships between Mr. Liu and any other directors and officers of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2025	Top Win International Limited

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Director and Co-Chief Executive Officer

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